UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 333-155412

JBS S.A.
(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê
500, Bloco I, 3rd Floor
São Paulo, SP, Brazil
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Management’s proposal for the annual and extraordinary shareholders’ meeting To be held on April 26, 2024 (English translation).
99.2	Call notice Annual and extraordinary shareholders’ meeting to be held on April 26, 2024 (English translation).
99.3	Distance voting ballot - Annual General Meeting (AGM) - JBS S.A. to be held on April 26, 2024 - (English translation).
99.4	Distance voting ballot - Extraordinary General Meeting (EGM) - JBS S.A. to be held on April 26, 2024 - (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

JBS S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	Chief Financial and Investment Relations Officer

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